PaulHastings /
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street, New York, New York, 10022-3205 telephone 212-318-6000 / facsimile 212-319-4090 / internet www.paulhastings.com

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VIA EDGAR
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U.S. Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549


Re:  Withdrawal of POS AM (Accession No. 0001116679-04-002072)
     Bioenvision, Inc., CIK No.: 0001028205
     Securities Act File No.: 333-115816
     -------------------------------------------------------------

Ladies and Gentlemen:

On October 13, 2004 we filed two Post-Effective Amendment No. 1 On Form S-3 To Form SB-2 On Form S-3 Registration Statements, the first of which was filed erroneously. The erroneously filed document is a duplicate of a Post-Effective Amendment No. 1 On Form S-3 To Form SB-2 On Form S-3 Registration Statement that was filed on January 12, 2004. Accordingly, we request the withdrawal of the first Post-Effective Amendment filed on October 13, 2004.

Please forward a copy of the Commission's order granting the withdrawal via facsimile, to my attention at (212) 319-4090. Please direct any questions you may have with respect to this application to me at (212)318-6739.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Amy Rosenberg
Amy Rosenberg
for Paul, Hastings, Janofsky & Walker